February 27, 2020

BY EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Heather Clark, Office of Manufacturing

Re:                             Skyworks Solutions, Inc.

Form 10-K for the Fiscal Year Ended September 27, 2019

Filed November 14, 2019

File No. 001-05560

Ladies and Gentlemen:

Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above-referenced filing contained in a letter dated January 31, 2020, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Kris Sennesael, Chief Financial Officer of Skyworks. The Company’s responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, the Staff’s comments are reproduced in italics and the Company’s responses are set forth below such comment in standard type.

The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended September 27, 2019

Financial Statements

Notes to Consolidated Financial Statements

15. Segment Information and Concentrations, page 56

1.                                     We note your disclosure that you have a single reportable operating segment. However, we note from your earnings calls and investor presentations, that you tend to discuss the business in terms of several markets, including your mobile business, broad markets, infrastructure markets and automotive. We also note from your website that you currently have a General Manager for each of the mobile solutions and broad market businesses. It also appears that your 2018 acquisition of Avnera expanded your broad markets business. In light of these facts and changes in your business, please tell us how

Skyworks Solutions, Inc. • 5221 California Ave., Irvine, CA 92617

www.skyworksinc.com

United States Securities and Exchange Commission
February 27, 2020

you have evaluated your business for the existence of additional operating segments under the guidance in
ASC 280-10-50-1.

As part of your response, please provide us the following information:

•                    Please tell us the role of the CODM and each of the individuals that report to the CODM;

•                    Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

•                    Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;

•                    Please explain to us the responsibilities of each General Manager of the mobile solutions and broad markets businesses, tell us who they report to, and how they are compensated, and;

•                    Tell us the types of financial information available for each of the mobile business and broad markets business, and what costs are allocated or not allocated to each of those businesses.

Response:

Overview

FASB ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

•                  It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•                  Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•                  Its discrete financial information is available.”

The Company has analyzed its operating structure using the guidance provided in ASC 280-10-50 and, for the reasons described below and elaborated on in the remainder of this response, has determined that it has one operating segment and one reportable segment which designs, develops, manufactures, and markets proprietary semiconductor products:

•                  The chief operating decision maker (“CODM”) relies on the Company’s consolidated financial statements for decision-making purposes regarding allocation of the Company’s resources and assessment of the Company’s performance.

•                  The Company’s three business units engage exclusively in developing products to be sold by the Company’s one sales organization. Classifying the Company’s business units as additional operating segments would fail to reflect the volume of resources and services expended by the Company separate from the business units, would require imprecise allocations of such resources and services, and would assume a level of business unit leader independence and authority that is not present within the Company.

United States Securities and Exchange Commission
February 27, 2020

Description of the Company’s Organizational Structure

The Company develops, manufactures, and sells semiconductor products that facilitate various wireless communication applications. The wireless protocols supported by the Company’s products include cellular, Wi-Fi, Bluetooth®, LoRa®, Thread, and Zigbee®. In August 2018, the Company acquired Avnera Corporation (“Avnera”), which is complementary to the highly integrated analog system-on-chip platforms of the Company.

During the year ended September 27, 2019 (“fiscal year 2019”), the Company maintained three business units:

•                  the Mobile Solutions business unit develops highly integrated and custom cellular radio frequency products for use in mobile devices such as smartphones, tablets, wearables, and automobiles;

•                  the Diversified Analog Solutions business unit develops a wide variety of analog, mobile connectivity products for use in mobile devices such as smartphones, tablets, wearables, and automobiles, as well as for use in other applications in aerospace, broadband, cellular infrastructure, connected home, industrial, medical, and military end markets; and

•                  the Smart Audio business unit develops highly integrated analog system-on-chip products for automotive, industrial, home automation, enterprise, and high-end consumer markets, including smartphones.

The Company does not believe that the business units are separate operating segments.

The Company maintains a horizontal organizational structure, separate from the business units, that engages in process technology development, manufacturing, quality, sourcing and supply chain, sales and marketing, and other operational functions such as finance, legal, human resources, and information technology. Of approximately 9,000 Company employees, less than 1,000 employees are considered to belong to one of the three business units. The employees in the business units are engaged exclusively in product development while all other functions are maintained outside the business units at the Company level.

The Company’s CODM has determined that the Company’s business structure—centralizing all business functions in organizations outside the business units—is designed to maximize efficiency and synergies as a result of the substantial similarities in the Company’s products, end markets, applications, underlying technologies, production methods and processes, suppliers, customers, and sales and distribution channels.

The divisions between the Company’s business units are based primarily on product technology, not on customers, markets, or applications. For example, the Company’s Wi-Fi solutions are designed by engineers in the Diversified Analog Solutions business unit, even though a significant portion of such Wi-Fi solutions sold by the Company are ultimately incorporated into smartphones, which is the primary end market for most products developed by the Mobile Solutions business unit. Revenues, gross profits, and operating profits are not provided to the CODM on a product technology basis.

United States Securities and Exchange Commission
February 27, 2020

Roles and Responsibilities of the Chief Executive Officer, as CODM

The Company’s CODM is Liam K. Griffin, the Company’s President and Chief Executive Officer. Mr. Griffin is the only member of the Company’s management team who has the authority to make or approve significant operating and strategic decisions (with the consultation of the Company’s Board of Directors (the “Board of Directors”), as appropriate), including, but not limited to, allocating the Company’s resources and assessing the performance of the Company and its employees. He makes such decisions on the basis of the Company’s consolidated financial information, as discussed further below.

More specifically, Mr. Griffin alone retains ultimate decision-making authority over the following resource allocation activities (subject to approval by the Board of Directors in certain cases): capital spending, operating expense spending, headcount plans, merger and acquisition (“M&A”) activities, share repurchase activities, and other financing and capital structure activities.

In addition, Mr. Griffin alone retains ultimate decision-making authority over the following performance assessment activities (subject to approval by the Board of Directors in certain cases): establishment of quarterly, annual, and multi-year targets for consolidated revenue, gross margin, operating margin, net income, cash flow generation, and other internal financial metrics, and establishment of performance targets under the Company’s annual incentive plan (for non-executive employees). Furthermore, the Compensation Committee of the Board of Directors has delegated to Mr. Griffin alone the authority to grant, subject to certain limitations, long-term equity incentive awards to the Company’s non-executive employees, and Mr. Griffin personally reviews and approves every equity incentive award granted to a non-executive employee.

As an example of the CODM’s decision-making authority, during fiscal year 2019, Mr. Griffin recognized that multiple factors, primarily external to the Company, were negatively affecting the Company’s revenue. As a result, Mr. Griffin determined that in order to attain certain financial targets, primarily related to profitability and gross margin, the Company’s operating expenditures needed to be reduced and, accordingly, that the Company would need to implement workforce reductions in order to reduce headcount. Mr. Griffin established the monetary expense reduction targets for all functional groups, including how many positions needed to be eliminated.

Roles and Responsibilities of the Executives Reporting to the CODM

The list below describes the roles and responsibilities of the ten executives who reported to the CODM as of the end of fiscal year 2019. Although each of the executives acts as an advisor to the CODM with regard to his or her area of responsibility, none of these ten executives has the authority to make operating decisions such as the decisions made by the CODM. Accordingly,after considering ASC 280-10-50-5 through 50-9, the Company has concluded that none of these ten executives is the CODM or part of a group constituting the CODM.

United States Securities and Exchange Commission
February 27, 2020

Kris Sennesael, Senior Vice President, Chief Financial Officer and Treasurer

Mr. Sennesael has Company-wide responsibility for financial analysis, financial reporting, accounting, treasury, and tax, as well as overseeing the following functions and activities: investor relations, M&A, information technology, and cybersecurity. Mr. Sennesael oversees a staff that supports the finance, accounting, and information technology needs of each of the Company’s business units. Although Mr. Sennesael provides Company-wide consolidated financial information which assists the CODM in the process of making decisions regarding allocation of resources and performance assessment, Mr. Sennesael does not have the authority to make, and does not make, operating decisions such as the decisions made by the CODM.

Carlos S. Bori, Senior Vice President, Sales and Marketing

Mr. Bori has Company-wide responsibility for sales, marketing, and corporate communications activities. Mr. Bori is responsible for attaining worldwide revenue targets established by the CODM, irrespective of business unit performance. Mr. Bori oversees a global sales organization structured to support all of the Company’s product offerings without regard to the business unit by which the products were developed. The Company’s products are primarily sold through a direct sales force globally deployed across all major market regions, with such regional offices creating sales opportunities for each of the Company’s business units with a common set of regional customers. In some market regions, the Company supplements the direct sales effort with independent representatives and distribution partners.

Robert J. Terry, Senior Vice President, General Counsel and Secretary

Mr. Terry has Company-wide responsibility for legal affairs and the Company’s compliance with applicable laws and regulations. Mr. Terry oversees a staff that supports the legal and compliance needs of each of the Company’s business units.

Kari A. Durham, Senior Vice President, Human Resources

Ms. Durham has Company-wide responsibility for talent management and personnel affairs, implementing all headcount and other personnel goals established by the CODM. Ms. Durham oversees a staff that supports the human resources needs of each of the Company’s business units.

Peter L. Gammel, Chief Technology Officer

During fiscal year 2019, Mr. Gammel had Company-wide responsibility for the development of advanced process technologies, supporting each of the Company’s product lines and providing the intellectual property necessary to meet future customer requirements, in line with the strategic roadmap established by the CODM. Effective in November 2019, Mr. Gammel retired from his position as Chief Technology Officer of the Company and concluded his employment with the Company. As discussed below, following Mr. Gammel’s departure, his Company-wide process technology development responsibilities were assumed by Mr. Kasnavi.

United States Securities and Exchange Commission
February 27, 2020

Steven C. Machuga, Vice President, Worldwide Operations

During fiscal year 2019, Mr. Machuga had Company-wide responsibility for global manufacturing and supply chain management. He was responsible, on a Company-wide basis for all Company products, for achieving all key manufacturing metrics and budgets established by the CODM. Mr. Machuga’s organization—which included more than 70% of the Company’s total employee population—supported the production needs of each of the Company’s business units, with manufacturing infrastructure and supply chain functions centrally managed without regard to the business unit by which the products were developed. Effective in February 2020, Mr. Machuga retired from his position as Vice President, Worldwide Operations and concluded his employment with the Company. As discussed below, Mr. Kasnavi has assumed responsibility for Mr. Machuga’s organization.

Reza Kasnavi, Senior Vice President, Technology and Manufacturing

During fiscal year 2019, Mr. Kasnavi served as Vice President, Central Engineering & Quality, and had Company-wide responsibility for developing processes to drive improvement of the quality of the Company’s products and the efficiency of the Company’s manufacturing. Mr. Kasnavi’s organization—which included more employees than in any one of the three business units—supported the production needs of each of the Company’s business units. Effective in November 2019, Mr. Kasnavi was promoted to Senior Vice President, Technology and Manufacturing, assuming responsibility for global manufacturing and process technology development, in addition to his prior responsibilities.

Joel R. King, Senior Vice President and General Manager, Mobile Solutions

As general manager of the Mobile Solutions business unit, Mr. King is responsible for the engineering and development of highly integrated and custom cellular radio frequency products to satisfy the technical specifications of the Company’s customers. As discussed above, Mr. King’s organization consists entirely of employees engaged in product development, without operational, general and administrative (“G&A”), or selling responsibilities. Mr. King manages his organization according to budgets, headcount allocations, and product technology roadmaps established by the CODM and does not have primary responsibility for acquiring or maintaining capital equipment, for manufacturing the products developed by the business unit, or for ensuring the quality of the parts sold.

David Stasey, Vice President and General Manager, Diversified Analog Solutions

As general manager of the Diversified Analog Solutions business unit, Mr. Stasey is responsible for the engineering and development of a wide variety of analog and mobile connectivity products, supporting thousands of customers. As discussed above, Mr. Stasey’s organization consists entirely of employees engaged in product development, without operational, G&A, or selling responsibilities. Mr. Stasey manages his organization according to budgets, headcount allocations, and product technology roadmaps established by the CODM and does not have primary responsibility for acquiring or maintaining capital equipment, for manufacturing the products developed by the business unit, or for ensuring the quality of the parts sold.

United States Securities and Exchange Commission
February 27, 2020

Manpreet S. Khaira, Vice President and General Manager, Smart Audio

As general manager of the Smart Audio business unit, Mr. Khaira is responsible for the engineering and development of the integrated analog system-on-chip platforms originally developed by Avnera Corporation, a company co-founded by Mr. Khaira which the Company acquired in 2018. Mr. Khaira manages his business unit according to budgets, headcount allocations, and product technology roadmaps established by the CODM and does not have primary responsibility for acquiring or maintaining capital equipment, for manufacturing the products developed by the business unit, or for ensuring the quality of the parts sold.

The Company’s Executive Compensation Structure

The compensation for the CODM and each of his direct reports, including the Senior Vice President and General Manager, Mobile Solutions (the “SVP-MS”), and the Vice President and General Manager, Diversified Analog Solutions (the “VP-DAS”), is established annually by the Compensation Committee of the Board of Directors and primarily consists of base salary, short-term incentive compensation, and equity-based compensation (consisting of time-based restricted stock units and performance share awards). For fiscal year 2019, the performance metrics applicable under the short-term incentive compensation plan as well as the performance share awards were the same for the CODM and each of his direct reports, including the SVP-MS and VP-DAS. Such metrics were based on the financial performance of the Company as a whole. Specifically, the metrics under the short-term incentive compensation plan consisted of the Company’s fiscal year 2019 revenue and non-GAAP operating income, and the metrics under the performance share awards consisted of the Company’s 1-year non-GAAP EBITDA growth and 3-year total stockholder return ranking achieved with respect to the Company’s peer group. None of the compensation received by either the SVP-MS or the VP-DAS for fiscal year 2019 was attributable to performance metrics specific to business unit performance.

During fiscal year 2019, a portion of Mr. Khaira’s compensation by the Company related to his previous service at Avnera, including the vesting of stock options issued by the Company during the year ended September 28, 2018 (“fiscal year 2018”), upon the acquisition of Avnera in substitution for stock options previously granted by Avnera. In addition, in connection with his agreement to remain employed by the Company following the acquisition of Avnera, Mr. Khaira received certain performance share awards in fiscal year 2018 with targets based on the future sales by the Company of Avnera products. However, with respect to compensation received for fiscal year 2019, Mr. Khaira’s compensation was based on the same Company-based metrics established by the Compensation Committee with respect to the CODM and the other executives of the Company.

Financial Information Prepared for and Reviewed by the CODM and the Board of Directors

As discussed above, under ASC 280-10-50-1, an operating segment of a public entity is a component of the entity that not only has its discrete financial information available, but also has its operating results regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance. Based on the Company’s review of the guidance in ASC 280-10-50-1, the Company’s business units do not constitute additional operating segments because Mr. Griffin, as the Company’s CODM, does not review or use business unit financial information to allocate resources to the business units or to assess their performance.

United States Securities and Exchange Commission
February 27, 2020

The Company prepares internal financial reports monthly, on a consolidated basis, which incorporate financial information regarding the Company’s historical and projected business affairs, typically aggregated by quarter. The consolidated information in these internal financial reports includes:

•                  a consolidated non-GAAP profit and loss statement;

•                  a consolidated condensed balance sheet;

•                  a consolidated non-GAAP cash flow statement;

•                  consolidated inventory trends;

•                  operating expense and headcount;

•                  capital spending; and

•                  other consolidated key financial metrics.

The CODM and his direct reports meet together as a group once or twice per quarter, typically with no other participants present. During the meeting, selective consolidated financial information is presented by the CFO to the CODM and other executive staff members. All of the financial information provided to the CODM is prepared on a consolidated basis. Once each quarter, the consolidated financial reports are presented to the Board of Directors. Copies of representative samples of the internal financial reports provided to the CODM and the Board of Directors are being delivered supplementally to the Staff for the Staff’s evaluation.(1)

Typically, the most significant resource allocation decisions made by the CODM relate to budgeting for capital equipment and operating expenses. In fiscal year 2019, the majority of the Company’s capital expenditures were for expanding manufacturing capability, and less than 3% of the Company’s total capital expenditures were allocated to the Company’s business units. Capital expenditure decisions were based on Company-level capacity requirements and consolidated financial payback analysis. For fiscal year 2019, the CODM set targets for operating expenses, including headcount, for the business units and all other horizontal functions based on the Company’s aggregate revenue and profitability objectives, not based on business unit financial performance.

The CODM also allocates resources for M&A activity and financing as such opportunities and needs arise. Such decisions are made by the CODM in relation to the needs of the Company as a whole and without regard to business unit performance. For example, the Company’s decision to acquire Avnera in 2018 came as a result of a perceived opportunity to add new technologies to the Company’s overall product portfolio and was not undertaken with the objective of either supplementing the resources or compensating for a performance shortfall of any particular business unit within the Company.

(1)  As indicated in the Company’s supplemental letter dated February 27, 2020 (the “Letter”), the Company is seeking Rule 83 confidential treatment with respect to material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Commission provide timely notice to Robert J. Terry, Senior Vice President and General Counsel, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, 949-231-3000, before it permits any disclosure of the materials provided.

United States Securities and Exchange Commission
February 27, 2020

2.                                    We note that you disclose revenue disaggregated by geographic region. Please tell us how you have considered disaggregating revenue further such as by products or markets in accordance with ASC 606-10-50-5. In this regard, we note that your website and earnings calls disclose revenue in terms of different market categories such as mobile, broad markets, automotive, and internet of things. Please consider the guidance in ASC 606-10-55-89 through 55-91 in your response.

Response:

Disaggregating Revenue Based on Geographic Region

The Company believes that presenting net revenue by geographic area—specifically based on the location of the end customer’s headquarters—best depicts the variability in the factors affecting the Company’s revenue. The Company’s sales are typically made pursuant to standard purchase orders or specified customer contracts for delivery of products and not under long-term supply arrangements with its customers. Furthermore, the Company’s customers may cancel orders before shipment and may change their inventory practices on short notice for any reason, making estimates of customer demand for its products difficult to predict.

The Company has determined that customer orders, and the economic and geopolitical factors that affect those customers and their orders, more accurately reflect the “nature, amount, timing, and uncertainty of [the Company’s] revenue and cash flows” (ASC 606-10-55-89) than any other factors.

Disaggregating Revenue Based on Other Factors

The Company has considered disaggregating revenue based on whether products are sold directly to customers or through a third-party distributor or contract manufacturer (see paragraph (g) of ASC 606-10-55-91), but has repeatedly determined that the effects of economic variables were substantially similar among such sales channels and that such disaggregated revenue is not routinely reviewed or used by the CODM and would be of limited value to investors.

The Company believes that disaggregating revenue by product or market segment, as suggested by Question 2, would fail to represent the way the Company operates and would not be meaningful to an understanding of the nature, amount, timing, and uncertainty of the Company’s revenue, for three primary reasons:

•                  From a revenue-generating perspective, the Company—and its sales function in particular—is organized primarily around customers rather than products or markets. Many of the Company’s customers, including nearly all of its largest customers, purchase multiple products from the Company in multiple market segments. For example, one large customer purchases Company products for use in smartphones, tablets, smartwatches, and household appliances.

•                  Given the increasing technical complexity of the solutions that the Company’s customers demand, the Company’s products continue to become more and more integrated. For example, a single Sky5TM module may consist of two dozen or more

United States Securities and Exchange Commission
February 27, 2020

discrete parts, including filters, switches, power amplifiers, and tuners, enabling connectivity in multiple product categories, including cellular, Wi-Fi, and GPS. Attempting to allocate revenue attributable to such a module by product or market would in many cases require imprecise calculations and subjective determinations about the relative value of the module’s various components.

•                  Many of the Company’s products can be used in a variety of end products in a variety of end markets. For example, substantially similar Wi-Fi products manufactured by the Company could be integrated into smartphones, automobiles, home routers and set-top boxes, enterprise access systems, home appliances, wireless speakers, and many other devices.

On the Company’s fourth quarter 2019 earnings call, the Company did not make any statements with respect to market category revenue in its prepared remarks, nor did it provide any such information in the press release furnished prior to the fourth quarter 2019 earnings call. However, in response to a question that was posed from an analyst (Barclays Capital, Inc.) during the question and answer period of the fourth quarter 2019 earnings call that asked for “…any color in the September quarter the mix between mobile and broad markets…” the CFO responded that “…broad markets in the September quarter was approximately 33% of total revenue.” The CODM also responded to that same question that “…we’re really happy with the ability to run broad markets in a diversified way, but also capture significant customers that just haven’t been part of the Skyworks family….”

Although the Company often receives similar questions during its quarterly earnings calls, the Company continues to not provide this information in its prepared materials and does not view answers to such investor questions—which disclose only an approximate revenue breakdown between two market categories—to be a “presentation” for purposes of ASC 606-10-55-90. The Company assumes, without knowing the true purpose of the question, that the question results from the Company’s analysts seeking to pinpoint the strength or weakness of particular markets and market trends (for example, identifying the strength of the Company’s mobile sales could provide insights into the strength of the overall smartphone market or even into the sales of particular customers).

When answering such questions on quarterly earnings calls, the CFO estimates the revenue breakdown between “mobile” and “broad markets” based on internal sales data as well as external data from analysts and other third parties. The Company’s Mobile Solutions and Diversified Analog Solutions business units, which are focused primarily on technologies and not end markets as discussed above, both sell products that would be included in both the “mobile” and “broad markets” categories.

The “Company Presentation” found on the “Investor” section of the Company’s website, which has not changed materially in the past several months, labels certain distinct market categories as addressed by the Company’s business—Mobile, Emerging, IoT, and Automotive—as shown in the figure below. The Company does not track internally, nor does the slide presentation disclose, revenue by market category.

United States Securities and Exchange Commission
February 27, 2020

In conclusion, the Company has reviewed the factors in ASC 606-10-55-90, specifically with regard to the potential of disaggregating revenue based on products or markets. The Company has determined that it does not present revenue disaggregated by products or markets through channels outside of the Company’s financial statements and that the CODM does not regularly review such disaggregated revenue for evaluating the financial performance of the Company or any component of the Company. Furthermore, the Company is unaware of any other information similar to revenue disaggregated by products or markets that is used by either the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or to make resource allocation decisions.

As a result of this analysis, the Company believes it has considered the relevant guidance and has concluded that based on the Company’s customer-centric approach, its current presentation of disaggregating revenue by the geographic area of its customers’ headquarters provides the users of the Company’s financial statements with the appropriate information to understand the nature, amount, timing, and uncertainty of the Company’s revenue.

United States Securities and Exchange Commission
February 27, 2020

If you require additional information, please telephone the undersigned at 949-231-3000 or Robert J. Terry, Senior Vice President and General Counsel of Skyworks, at 949-231-3000.

Sincerely,

/s/ Kris Sennesael

Kris Sennesael

Senior Vice President, Chief Financial Officer and Treasurer

cc:                                                                                Wilmer Cutler Pickering Hale and Dorr LLP

Jonathan Wolfman, Esq.

Molly Fox, Esq.